[Letterhead of Eversheds Sutherland (US) LLP]

April 30, 2018

VIA EDGAR

Edward P. Bartz, Esq., Senior Counsel

Chad Eskildsen, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2

Filed on March 20, 2018 (File No. 333-223792)

Dear Messrs. Bartz and Eskildsen:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 18, 2018 with respect to the Company’s registration statement on Form N-2 (File No. 333-223792), filed with the Commission on March 20, 2018 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Accounting Comments

Prospectus

1.	Comment: Please confirm that the “Other Expenses” Line of the Fees and Expenses table includes the 0.54% in income tax expense for the year ended December 31, 2017, as shown on page F-57.

Response: The Company advises the Staff that it has updated the “Other Expenses” line of the Fees and Expenses table in Pre-Effective Amendment No. 1 to the Registration Statement to reflect the income tax expense for the year ended December 31, 2017.

April 30, 2018

2.	Comment: The fifth full paragraph on page 69 of the Prospectus discloses the weighted average annualized yield exclusive of the impact of the Company’s non-accrual debt investments. The Staff notes the following statement from the May 16, 2017 AICPA Expert Panel Minutes 4c. Portfolio Yield Disclosure in MD&A: “When business development companies (BDCs) are including portfolio yields in their financial results in the MD&A, those portfolio yields should be presented for the full portfolio and should not be limited to income producing assets. If a BDC believes presenting portfolio yield of income producing securities is meaningful information to investors, it would not be precluded from including such yield, as long as it also includes the full portfolio yield.” Please add disclosure indicating the portfolio yields for the full portfolio, in accordance with the AICPA Expert Panel Minutes from May 16, 2017.

Response: The Company advises the Staff on a supplemental basis that the weighted average annualized yield on income producing investments (i.e., excluding non-accrual debt investments) is the most commonly requested and used measure by which investors and research analysts project net investment income for the Company. In addition, it has significant relative value in measuring comparative yields and credit risk. However, in response to the Staff’s comment, the Company confirms that in future quarterly reports on Form 10-Q, annual reports on Form 10-K, registration statements and prospectuses, if the Company discloses the weighted average annualized yield on income producing investments (i.e., excluding non-accrual debt investments), then the Company will also disclose the weighted average annualized yield on the entire portfolio.

3.	Comment: In the “Portfolio and Investment Activity” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus, in a footnote or otherwise, please indicate that a portion of the first lien debt is in unitranche or last-out loans.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in future quarterly reports on Form 10-Q, annual reports on Form 10-K, registration statements and prospectuses in response to the Staff’s comment.

Financial Statements

4.	Comment: On a supplemental basis, please explain why no principal amount is listed for the first lien debt of Portrait Studio, LLC in the Company’s Consolidated Schedule of Investments as of December 31, 2017 (page F-10 of the Prospectus).

Response: The Company advises the Staff that the principal amount for the first lien debt of Portrait Studio, LLC was inadvertently omitted from the Company's Consolidated Schedule of Investments as of December 31, 2017 and confirms to the Staff that it will add this information in future quarterly reports on Form 10-Q, annual reports on Form 10-K, registration statements and prospectuses in response to the Staff’s comment.

April 30, 2018

5.	Comment: The Staff notes that on page F-38 of the Prospectus, Eastport Holdings LLC (“Eastport”) is identified as a controlled company and Rule 4-08 of Regulation S-X summarized financial information is provided for this entity. The income and unrealized gain recognized from Eastport was approximately $15 million for the period ended December 31, 2017 and the Company had a net decrease in net assets from operations totaling approximately $7 million. On a supplemental basis, please provide an analysis under Rules 3-09 and 4-08 of Regulation S-X for Eastport.

Response: Eastport is not a majority-owned subsidiary as outlined in Regulation S-X Rule 3-09 and as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), because the Company only owns 33% of the outstanding voting securities of Eastport; as such, the requirements for separate financial statements under Rule 3-09 are not applicable.

Eastport met the definition of a significant subsidiary under Rule 1-02(w) of Regulation S-X as of December 31, 2017 and for the year then ended, failing both the income test and asset test. As such, the Company has made the required summarized disclosures for Eastport as outlined in Rule 4-08(g) of Regulation S-X for the periods presented on the Company’s Form 10-K.

Legal Comments

6.	Comment: Please provide the Staff with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

7.	Comment: Please confirm to the Staff that (a) concurrent with the filing of each prospectus supplement, an unqualified legality opinion and related consent of counsel will be filed with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities and (b) the Company will submit any underwritten offer to FINRA for its pre-approval of the underwriting terms.

April 30, 2018

Response: The Company will file as an exhibit to a pre-effective amendment to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company confirms that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, concurrent with the filing of each prospectus supplement the Company will file an unqualified legality opinion and a related consent of counsel with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities. The Company also confirms to the Staff that the Company will submit, or ensure that the applicable underwriter submits, any underwritten offering to the Financial Industry Regulatory Authority, Inc. for its prior approval of the underwriting terms.

8.	Comment: The Staff believes that the Company must include the following fees in the row entitled “Dividend reinvestment plan fees” of the Fees and Expenses table per the requirements of Item 3 of Form N-2: “If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a transaction fee of $15.00 plus a brokerage commission from the proceeds.” Please also revise footnotes 3 and 7 to the Fees and Expenses table to account for such fees.

Response: The Company has revised the disclosure in the Fees and Expenses table in response to the Staff’s comment.

9.	Comment: In the Selected Consolidated Financial and Other Data table on page 21 of the Prospectus, if any of the distributions declared have included a return of capital, please disclose such return of capital as a separate line item.

Response: The Company confirms to the Staff that none of the distributions declared that are disclosed on page 21 of the Prospectus have included a return of capital.

10.	Comment: The Staff notes that a few class action law suits are disclosed on page 53 of the Prospectus. However, there have not been any filings made pursuant to Section 33 of the 1940 Act. On a supplemental basis, please explain why the Company has not filed, and whether the Company expects to file, any documents on Form 40-33 relating to these class action lawsuits.

Response: The Company advises the Staff on a supplemental basis that Section 33 of the 1940 Act indicates that the “document shall be filed with the Commission no later than ten days after receipt thereof” if the document is delivered to the defendant. The Company interpreted this provision to mean that Section 33 was only triggered with respect to documents filed by the plaintiff that were actually delivered to, and received by, the Company. The Company notes that it waived service of process in connection with these class action law suits and, as a result, determined that the pleadings relating to these law suits did not need to be filed with the Commission because the pleadings were not delivered to, and received by, the Company. However, in light of the Staff’s comment and after further consideration of the requirements of Section 33 of the 1940 Act, on April 20, 2018, the Company filed with the Commission the pleadings that have been filed with the courts thus far relating to these class action law suits. The Company also confirms that it will file with the Commission any additional required documents relating to these class action law suits in accordance with the requirements of Section 33 of the 1940 Act.

April 30, 2018

11.	Comment: Since the Registration Statement is a new Form N-2, please file new form of prospectus supplements for each type of security that is being registered on the Registration Statement.

Response: The Company confirms to the Staff that it has filed new form of prospectus supplements for each type of security that is being registered on the Registration Statement as exhibits to Pre-Effective Amendment No. 1 to the Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP